Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June  12, 2014

Relating to Preliminary Prospectus dated June 11, 2014

Registration No. 333-185853

Registration No. 333-196653

SANCHEZ ENERGY CORPORATION

Pricing Term Sheet

June 12, 2014

Common Stock

Issuer:	Sanchez Energy Corporation

Ticker / Exchange:	SN / NYSE

Common stock offered by us:	5,000,000 shares

Common stock offered by the selling stockholders	750,000 shares

Over-allotment option:	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 750,000 additional shares of our common stock to cover any over-allotments.

Common stock outstanding immediately after this offering:	58,125,398

Public offering price:	$35.2500 per share

Price to the Issuer:	$33.5757 per share

Use of proceeds:

We estimate that our net proceeds from this offering will be approximately $167.5 million after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds with respect to the shares of our common stock to be sold by the selling stockholders.

We intend to use the net proceeds of this offering, together with the net proceeds of our notes offering or borrowings under our credit facility, to fund the Catarina acquisition. If the Catarina acquisition is not consummated, we intend to use the net proceeds from this offering for general corporate purposes, including working capital and to repay borrowings under our credit facility.

Trade date:	June 13, 2014

Settlement date:	June 18, 2014

Joint book-running managers:	Johnson Rice & Company L.L.C., RBC Capital Markets, LLC, Credit Suisse Securities (USA) LLC

Senior co-managers:	Capital One Securities, Inc., SunTrust Robinson Humphrey, Inc.

Co-managers:

Canaccord Genuity Inc., Global Hunter Securities, LLC, IBERIA Capital Partners L.L.C., Macquarie Capital (USA) Inc., Northland Securities, Inc., Simmons & Company International, Stifel, Nicolaus & Company, Incorporated

The number of shares to be outstanding after this offering is based on 53,125,398 shares of our common stock outstanding as of June 9, 2014 and excludes 12,641,133 shares that may be issued upon the conversion of shares of our outstanding Series A and Series B convertible preferred stock. Under the circumstances described in the certificate of designations for each series of our preferred stock, the number of shares issuable upon conversion of such series of preferred stock could increase.

Additional Changes to the Prospectus Supplement:

The sentence in the fifth paragraph in the section “Summary—Recent Developments—Catarina Acquisition” beginning on page S-7 of the Preliminary Prospectus Supplement, which reads “On a pro forma basis for the twelve months ended March 31, 2014, our revenue and Adjusted EBITDA were $882 million and $625 million, respectively, before giving effect to our realized commodity hedging transactions.” is hereby restated as follows:

“On a pro forma basis for the twelve months ended March 31, 2014, our revenue and Adjusted EBITDA were $882 million and $625 million, respectively.”

The sentence in the third paragraph in the section “Summary Historical and Pro Forma Financial Data” beginning on page S-17 of the Preliminary Prospectus Supplement, which reads “The unaudited pro forma combined statements of operations combine our results of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 and March 31, 2013 with the accounts of the properties acquired in the Wycross and Cotulla acquisitions and expected to be acquired in the Catarina acquisition, as if the acquisitions, including the issuance of existing senior notes (a portion of which was used to refinance borrowings under our credit facility), issuance of approximately 1.8 million common shares, and issuance of Series B Convertible Preferred Stock, had occurred on January 1, 2013.” is hereby restated as follows:

“The unaudited pro forma combined statements of operations combine our results of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 and March 31, 2013 with the accounts of the properties acquired in the Wycross and Cotulla acquisitions and expected to be acquired in the Catarina acquisition, as if the acquisitions, including a portion of the issuance of existing senior notes (which was used to refinance borrowings under our credit facility), issuance of approximately 1.8 million common shares, and issuance of Series B Convertible Preferred Stock, had occurred on January 1, 2013.”

Footnote (3) to the summary financial data table in the Section “Summary Historical and Pro Forma Financial Data” beginning on page S-20 of the Preliminary Prospectus Supplement, which reads “Weighted average shares excluded from the calculation of the denominator for pro forma diluted earnings per common share as these shares were anti-dilutive were (i) 465,000 shares of weighted average restricted stock and 17,059,845 shares of common stock resulting from an assumed conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for the twelve months ended March 31, 2014; (ii) 1,115,834 shares of weighted average restricted stock and 15,764,879 shares of common stock resulting from an assumed conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for the three months ended March 31, 2014; (iii) 579,079 shares of weighted average restricted stock and 17,491,500 shares of common stock resulting from an assumed conversion of our Series B Convertible Preferred Stock for the three months ended March 31, 2013; and, (iv) 757,963 shares of weighted average restricted stock and 17,491,500 shares of common stock resulting from an assumed conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for the year ended December 31, 2013.” is hereby restated as follows:

“Weighted average shares excluded from the calculation of the denominator for pro forma diluted earnings per common share as these shares were anti-dilutive were (i) 456,000 shares of weighted average restricted stock and 17,059,845 shares of common stock resulting from an assumed conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for the twelve months ended March 31, 2014; (ii) 1,115,834 shares of weighted average restricted stock and 15,764,879 shares of common stock resulting from an assumed conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for the three months ended March 31, 2014; (iii) 579,079 shares of weighted average restricted stock and 17,491,500 shares of common stock resulting from an assumed conversion of our Series B Convertible Preferred Stock for the three months ended March 31, 2013; and, (iv) 757,963 shares of weighted average restricted stock and 17,491,500 shares of common stock resulting from an assumed conversion of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock for the year ended December 31, 2013.”

The first column, last row to the summary financial data table in the Section “Summary Historical and Pro Forma Financial Data” beginning on page S-20 of the Preliminary Prospectus Supplement, which reads “Weighted average number of shares used to calculate net income (loss) attributable to common stockholders — basic and diluted (2)(3)(4)” is hereby restated as follows:

“Weighted average number of shares used to calculate net income (loss) attributable to common stockholders — basic and diluted (3)(4)(5)”

The table in the section “Summary Reserve, Production and Operating Data” beginning on page S-26 of the Preliminary Prospectus Supplement is hereby restated as follows:

	Pro Forma(1)	Historical
	Twelve Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011
Production:
Oil (mbo)	6,557.2	2,908.6	417.9	145.9
Natural gas liquids (mbbl)	4,644.2	455.0	0.7	0.5
Natural gas (mmcf)	28,754.9	3,048.5	301.2	164.1
Net production volumes:
Total oil equivalent (mboe)	15,994.0	3,871.6	468.8	173.7
Average daily production (boe/d)	43,819.0	10,607.1	1,280.8	475.9
Average Sales Price(2):
Oil ($ per bo)	$95.93	$99.82	$101.40	$95.31
Natural gas liquids ($ per bbl)	$30.74	$28.60	$23.26	$47.62
Natural gas ($ per mcf)	$3.82	$3.64	$2.54	$3.59
Oil equivalent ($ per boe)	$55.13	$81.21	$92.07	$83.57
Average unit costs per boe:
Oil and natural gas production expenses	$10.92	$9.21	$7.26	$9.37
Production and ad valorem taxes	$2.52	$4.47	$4.53	$4.78
General and administrative(3)	$2.19	$7.80	$24.95	$30.91
Depreciation, depletion, amortization and accretion	$23.82	$34.82	$33.96	$24.47

(1)         Pro Forma only for the Cotulla, Wycross and Catarina acquisitions.

(2)         Excludes the impact of derivative instruments.

(3)         For the years ended December 31, 2013 and December 31, 2012, general and administrative excludes non-cash stock-based compensation expense of approximately $17,751 ($4.58 per boe) and $25,542 ($54.49 per boe), respectively. We did not have any stock-based compensation expense for the year ended December 31, 2011.

The “Capitalization” section of the Preliminary Prospectus Supplement is hereby restated as follows:

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of March 31, 2014:

(1)         on an actual basis;

(2)         on a pro forma basis to give effect to the Catarina acquisition (including the approximately $567 million in borrowings incurred under our credit facility to pay a related deposit and the payment of the purchase price and expenses); and

(3)         on an as adjusted basis to also give effect to the issuance and sale of the common stock offered hereby and to also give effect to the issuance and sale of $700 million in aggregate principal amount of notes in the notes offering, and the application of the proceeds thereof to pay the purchase price of the Catarina acquisition and expenses.

The following table should be read together with “Use of Proceeds,” “Selected Pro Forma Financial Data,” “Summary Historical and Pro Forma Financial Data,” “Description of Certain Other Indebtedness” and the financial statements and notes related thereto that appear elsewhere in or incorporated by reference into this prospectus supplement.

	Historical	Pro Forma(1)	As Adjusted for this Offering and the Notes Offering
	(in thousands)
Cash and investments	$110,847	$101,722	$386,500

Long Term Debt
Credit facility(2)	—	$567,000	$—
Existing Senior Notes	593,484	593,484	593,484
Notes(3)	—	—	700,000

Total long term debt	$593,484	$1,160,484	$1,293,484

Stockholders’ equity(4)
Series A convertible preferred stock	$21	$21	$21
Series B convertible preferred stock	37	37	37
Common stock	520	520	570
Additional paid-in capital	890,905	890,905	1,058,384
Accumulated deficit	(25,086)	(25,086)	(25,086)

Total stockholders’ equity	$866,397	$866,397	$1,033,926

Total capitalization	$1,459,881	$2,026,881	$2,327,410

(1)         Assumes the Catarina acquisition is fully funded with borrowings under the credit facility and that this offering and the notes offering is not consummated.

(2)         Includes borrowings in May 2014 for the $51.1 million deposit under the Purchase and Sale Agreement with respect to the Catarina acquisition.

(3)         The $700 million of notes are reflected at their face value assuming no original issue discount. This offering is not contingent upon the notes offering, and the aggregate principal amount of notes sold in the notes offering could be greater or lesser than $700 million, or may not occur at all.

(4)         Does not give effect to the exchange of 166,025 shares of Series A Preferred Stock for 418,715 shares of our common stock and 210,820 shares of Series B Preferred Stock for 533,980 shares of our common stock on June 2, 2014 and June 3, 2014.

THE ISSUER HAS FILED TWO REGISTRATION STATEMENTS (INCLUDING TWO PROSPECTUSES) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUSES, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER WILL ARRANGE TO SEND YOU THE PROSPECTUSES AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING 1-800-433-5924.